UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

TORM A/S
 (Name of Issuer)

Common Shares, par value 0.01 Danish Kroner per share
(Title of Class of Securities)

891072100**
(CUSIP Number)

**CUSIP number of American Depositary Shares listed on the NASDAQ Stock Market.
The Common Shares are not publicly traded in the United States.

Michael Choo
UniCredit Bank AG
30 Cecil Street #25-01, Prudential Tower
Singapore 049712
Tel. +65 6413 3845
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 November 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). [Missing Graphic Reference]

NEWYORK 8672016 (2K)

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person UniCredit Bank AG

2.	Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization UniCredit Bank AG is organized under the laws of the Federal Republic of Germany.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,568,643
	8.	Shared Voting Power 655,200,000
	9.	Sole Dispositive Power 24,568,643
	10.	Shared Dispositive Power 24,568,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person BK

NEWYORK 8672016 (2K)

CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person UniCredit S.p.A.

2.	Check the Appropriate Box if a Member of a Group
(a)	[x]
(b)	[ ]
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization UniCredit S.p.A. is organized under the laws of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,568,643
	8.	Shared Voting Power 655,200,000
	9.	Sole Dispositive Power 24,568,643
	10.	Shared Dispositive Power 24,568,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person BK

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ITEM 1. SECURITY AND ISSUER

The name of the issuer is Torm A/S, a Danish company with company registration number CVR 22460218 and registered address at Tuborg Havnevej 18, DK 2900 Hellerup, Denmark (the “Issuer”). The principal executive office and mailing address of the Issuer is Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. This Schedule 13D relates to the Issuer’s common shares, par value 0.01 Danish Kroner (“DKK”) per share (the “Common Shares”). The Common Shares do not trade on a national securities exchange, but are registered under Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), only in connection with the registration of American Depositary Shares (as evidenced by American Depositary Receipts) (“ADSs”), pursuant to the requirements of the U.S. Securities and Exchange Commission. For the purpose of calculating beneficial ownership of Common Shares as reported herein, ADSs, each representing one Common Share, are considered the same class of equity security as the Common Shares.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being jointly filed on behalf of each of (i) UniCredit Bank AG (“UniCredit”) and (ii) UniCredit S.p.A. (“UniCredit Italy” and, together with UniCredit, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached as Exhibit 99.1.

UniCredit is a joint-stock company organized under the laws of Germany and is a directly wholly-owned subsidiary of UniCredit Italy. The principal business of UniCredit is providing banking and other financial services in Germany and internationally. The address of the principal business office of UniCredit is Kardinal-Faulhaber-Straße 1, 80333 Munich, Germany.

UniCredit Italy is a joint-stock company organized under the laws of Italy. The principal business of UniCredit Italy is providing banking and other financial services in Italy and internationally. The address of the principal business and principal office of UniCredit Italy is located at Piazza Cordusio 2, 20123 Milan, Italy. UniCredit Italy’s registered office is located at Via A. Specchi, 16, 00186 Rome, Italy.

On October 2, 2012, UniCredit, amongst others, entered into a Restructuring Agreement with the Issuer, Torm Singapore Pte. Ltd., Danske Bank A/S as Co-ordinator and Nordea Bank Danmark A/S as proposed Security Agent and the companies and the other parties named therein (the “Restructuring Agreement”). The summary of the Restructuring Agreement below is qualified in its entirety by reference to the text of the Restructuring Agreement itself, filed as Exhibit 99.4 hereto, and is incorporated herein by reference. All capitalized terms not herein defined are defined therein. The Restructuring Agreement is the result of negotiations between the Issuer, Torm Singapore Pte. Ltd and their financial creditors regarding the terms of the financial restructuring of the Issuer and its subsidiaries and sets out the basis upon which the Issuer’s secured lenders have agreed to amend the terms of their existing loan documentation and the manner in which the Issuer’s unsecured time charter and bareboat contract counterparts have agreed to amend their existing contracts (the “Restructuring”).

Pursuant to the Restructuring, among other things, the terms governing substantially all of the Issuer’s outstanding indebtedness (including any indebtedness held or acquired by UniCredit) were amended by the entry into a Framework Agreement. In consideration for its participation in the Restructuring, UniCredit is entitled to its pro rata share of the total Common Shares of the Issuer in exchange for (i) a restructuring fee; and (ii) forgoing certain agreed claims against the Issuer, to which UniCredit would otherwise be entitled. UniCredit acquired 24,568,643 Common Shares of the Issuer on November 5, 2012 which represents 3.4% of the outstanding Common Shares of the Issuer. Common Shares issued pursuant to the restructuring agreement on a private basis and subject to Danish listing requirements will represent approximately 90.0% of the Issuer’s outstanding equity on a post-Restructuring basis.

Under the Restructuring Agreement, within three months (or such longer period as may be agreed) after the date on which all documents, agreements and instruments required to implement and consummate the restructuring and the implementation plan have been signed and have become effective, and upon which Danske Bank A/S (acting as Co-ordinator) receives confirmation and thereafter gives written notice to each of the other parties: all conditions precedent to the restructuring documents have been satisfied or waived (the “Restructuring Effective Date”), the Issuer has undertaken to use its best efforts to ensure that the Common Shares issued in the Restructuring are listed and admitted to trading on the Nasdaq OMX Copenhagen A/S. The new shareholders have not undertaken any lock-up obligations with respect to the Issuer. However, the new shareholders are prohibited from depositing Common Shares in exchange for the ADSs governed by the Deposit Agreement between the Issuer and Bankers Trust Company, dated February 27, 2002, as amended, during the six month period commencing on the date the shares are issued, subject to extensions under limited circumstances.

As part of the Restructuring, the Issuer shall, no later than 30 days after the Restructuring Effective Date (or such later date as may be agreed), convene an extraordinary general meeting to amend its Articles of Association to (i) include that unless adopted by at least 90% of the votes and share capital represented at the general meeting: (a) all shareholders of the Issuer will have pre-emptive (subscription) rights on a pro rata basis based on their shareholding with respect to any new share issuances, regardless of share class or other special rights attached to such new shares, by the Issuer after the Restructuring Effective Date; (b) no debt may be converted into equity of the Issuer; and (c) the foregoing provisions may not be amended without the approval of at least 90% of the votes and share capital represented at the general meeting; (ii) pass a resolution to appoint new directors; and (iii) amend the Issuer’s Articles of Association to include a provision so that the ordinary election term for the Board is two years with the first ordinary re-election to occur at the ordinary general meeting in 2014. UniCredit, along with the other parties receiving Common Shares pursuant to the Restructuring Agreement, has agreed as a party to the Restructuring Agreement to vote in favor of the resolutions described above.

It is not the intent of the Reporting Persons to act in concert to control the Issuer following the extraordinary general meeting. The Reporting Persons and each of the parties to the Restructuring Agreement have agreed that from the date on which they become, and to the extent they remain Restructuring Shareholders, until the conclusion of the ordinary general meeting of the Issuer in 2014, each will use their respective influence as independent shareholders to achieve an independent board composition for the Board of Directors of the Issuer. The Reporting Persons are not party to any additional ongoing agreements with respect to the voting of Common Shares of the Issuer.

From the time when it acquired the Common Shares until the time of the adoption of the amendment of the Articles of Association of the Issuer at the extraordinary general meeting to be held no later than 30 days after the Restructuring Effective Date (or such later date as may be agreed) as required by the Restructuring Agreement, the Reporting Persons expressly affirm group status.

The following table lists all the members of the group, which will receive shares pursuant to the Restructuring Agreement and which consists of the parties to the Restructuring Agreement and other undertaking agreements pursuant to which the Restructuring was effected:

Aktiebolaget Handel och Industri, Handelsbanken, (Nominated affiliate of Handelsbanken (Branch of Svenska Handelsbanken Ab (publ), Sweden))

Arctic Char Shipping, Inc.

Arctic Flounder Shipping, Inc.

Blue Lines Shipping (Nominated Affiliate of Heroic Taurus Inc., Heroic Regulus Inc., Heroic Elysion Inc. and Heroic Ursa Major)

BW Euroholdings Limited (Nominated Affiliate of Rainwood Company S.A., Acland Company S.A. and Gifford Company S.A.)

CAF First Limited (Nominated affiliate of The Export Import Bank of China)

Danish Ship Finance A/S (Danmarks Skibskredit A/S)

Danske Bank A/S

DBS Bank Ltd.

Deutsche Bank AG (London Branch)

Deutsche Bank AG Filiale Deutschlandgeschäft

FSL-25 Pte. Ltd.

FSL-26 Pte. Ltd.

HSH Nordbank AG

Inverbeg Shipping Ltd. (Nominated Affiliate of BNP Paribas)

Karei Shipping, Inc.

Keymax Maritime Co. Ltd. (Nominated Affiliate of A-1 Shipholding S.A.)

Kihada Shipping, Inc.

Koi Shipping, Inc.

Link Stork Marina S.A.

Maguro Shipping, Inc.

Majuro Ship Finance Co.

Mitsubishi Ore Transport (Torm Atlantic)

Mitsubishi Ore Transport (Torm Ocean)

Mitsubishi Ore Transport (Torm Pacific)

MK Centennial Maritime B.V.

MMSL Pte. Ltd. (Nominated Affiliate of Marubeni Corp.)

MPC Global Maritime Opportunities S.A., SICAF (Nominated Affiliate of Rio Lillehammer Schifffahrtsgesellschaft mbH & Co. KG and Rio Luxembourg Schifffahrtsgesellschaft mbH & Co. KG)

Nordea Bank Danmark A/S

Orient Line Co. Ltd (Nominated affiliate of Polestar Ship Line S.A.)

Principal Finance Investments Holding B.V. (Nominated Affiliate of MCI Tankers VIII Pte. Ltd.)

Safemarine Corp. S.A.

Shikishima Kisen K.K. (Nominated Affiliate of Ambitious Line, S.A.)

Shoei Kisen Kaisha

Skandinaviska Enskilda Banken AB (publ)

Solar Oceania Corp

Sumitomo Corporation

Sun Cordia Marine S.A.

T&T Marine S.A.

The Hongkong and Shanghai Banking Corporation Limited

Triton Navigation, B.V.

UniCredit Bank AG

Following the extraordinary general meeting to amend the Articles of Association of the Issuer, the Reporting Persons expect to disclaim group status.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Persons are provided in Exhibit 99.2, which is incorporated by reference herein.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 5, 2012, the Board of Directors of the Issuer resolved to increase the share capital of the Issuer pursuant to article 2.14 of the Articles of Association of the Issuer by no less than DKK nominal value 0.01 and no more than DKK nominal value 6,552,000 and to issue such shares pursuant to a conversion of debt. Pursuant to the terms of the Restructuring Agreement, UniCredit acquired 24,568,643 Common Shares of the Issuer, which represent 3.4% of the outstanding Common Shares of the Issuer. The purchase price for the Common Shares was satisfied by UniCredit converting (i) a restructuring fee; and (ii) certain agreed claims against the Issuer, to which UniCredit would otherwise be entitled, into Common Shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The Common Shares to which this statement relates were acquired by UniCredit as part of the Restructuring. As a result of such Restructuring, UniCredit will acquire 24,568,643 Common Shares of the Issuer, which represents 3.4% of the Common Shares of the Issuer.

Reporting Persons intend to review its investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.

Notwithstanding anything contained herein, Reporting Persons specifically reserve the right to change its intention with respect to any or all of such matters. Other than as described in this statement, Reporting Persons nor, to Reporting Persons’ best knowledge, any of the persons listed in Exhibit 99.2 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
As of November 5, 2012, based solely on information provided by the Issuer, the total number of issued and outstanding Common Shares is 728,000,000, including 655,200,000 Common Shares issued pursuant to the Restructuring Agreement.

(b)	UniCredit

As of November 5, 2012, UniCredit beneficially owns and has shared power to vote 655,200,000 Common Shares, representing 90.0% of the issued and outstanding Common Shares. UniCredit has the sole power to vote and dispose of 24,568,643 Common Shares, representing 3.4% of the issued and outstanding Common Shares, giving effect to the Restructuring described in Item 4 hereof. UniCredit is a wholly-owned subsidiary of UniCredit Italy.

UniCredit Italy

As of November 5, 2012, UniCredit Italy beneficially owns and has shared power to vote 655,200,000 Common Shares, representing 90.0% of the issued and outstanding Common Shares. UniCredit Italy has the sole power to vote and dispose of 24,568,643 Common Shares, representing 3.4% of the issued and outstanding Common Shares, giving effect to the Restructuring described in Item 4 hereof.

(c)
Except as set forth in Item 3, the Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2 have effected any transactions in Common Shares during the past sixty days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 2 is referenced herein.

Additionally, UniCredit is a 19.0% shareholder of FSL Holdings Pte. Ltd. which owns approximately 24.0% of First Ship Lease Trust (“FSL Trust”), a business trust constituted in Singapore and listed on the main board of the Singapore Exchange Securities Trading Limited. FSL Trust’s American Depository Receipts are quoted on OTCQX. FSL Trust owns 100.0% of FSL-25 Pte. Ltd. (“FSL-25”) and FSL-26 Pte. Ltd. (“FSL-26”), each an owner of an LR2 product tanker on bareboat charter to Torm Singapore Pte. Ltd. with performance under the charter guaranteed by the Issuer. The charter contracts were assigned to UniCredit Bank AG Singapore Branch as Security Trustee for FSL Trust’s lenders and the vessels are mortgaged under a similar arrangement. During the Restructuring, FSL-25 and FSL-26 each received 8,984,123 and 9,282,526 Common Shares, respectively. Security over these shares has been granted by FSL-25 and FSL-26 in favor of UniCredit Bank AG Singapore Branch as Security Trustee for a number of lenders (including UniCredit Bank AG Singapore Branch). The shares are held in FSL-25’s and FSL-26’s name with ABN Amro Nominees Singapore Pte. Ltd. UniCredit Bank AG Singapore Branch also serves as Security Trustee and Lender under FSL Trust’s credit facility.

Moreover, UniCredit is a lender to LRT Holding Inc., a wholly-owned subsidiary of Prime Marine Corporation, whose subsidiaries, Koi Shipping, Inc., Karei Shipping, Inc., Kihada Shipping, Inc., Maguro Shipping, Inc., Arctic Flounder Shipping, Inc. and Arctic Char Shipping, Inc. received and aggregate of 32,760,000 Common Shares, representing 4.5% of the issued and outstanding Common Shares pursuant to the Restructuring. These shares are pledged to a bank consortium of which UniCredit’s syndicate quota is 20.0%.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Directors and Executive Officers of the Reporting Persons
Exhibit 99.3	Extract from UniCredit Bank AG Commercial Register
Exhibit 99.4
Restructuring Agreement, dated October 2, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Danish Ship Finance A/S with the SEC on November 13, 2012 (File No. 005-78280)). (The Reporting Persons will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.)

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013

UNICREDIT BANK AG

By: /s/ Andrea Varese
 Name: Andrea Varese
 Title: Chief Risk Officer

By: /s/ Dr. Jochen Fischer
 Name:                      Dr. Jochen Fischer
 Title: Head of Shareholdings

UNICREDIT S.P.A.

By: /s/ Alessandro Maria Decio
 Name: Alessandro Maria Decio
 Title: Chief Risk Officer

By: /s/ Pasquale De Martino
 Name:                      Pasquale De Martino
 Title: Head of Shareholdings

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EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the following:

(i) the joint filing on behalf of each of them of a statement on Schedule 13D (including subsequent amendments thereto) with respect to Common Shares, par value 0.01 Danish Kroner per share of Torm A/S, and

(ii) the inclusion of this Joint Filing Agreement as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 10th day of January, 2013.

UNICREDIT BANK AG

By: /s/ Andrea Varese
 Name: Andrea Varese
 Title: Chief Risk Officer

By: /s/ Dr. Jochen Fischer
 Name:                      Dr. Jochen Fischer
 Title: Head of Shareholdings

UNICREDIT S.P.A.

By: /s/ Alessandro Maria Decio
 Name: Alessandro Maria Decio
 Title: Chief Risk Officer

By: /s/ Pasquale De Martino
 Name:                      Pasquale De Martino
 Title: Head of Shareholdings

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EXHIBIT 99.2

EXECUTIVE OFFICERS AND DIRECTORS OF UNICREDIT BANK AG

The name and citizenship of each director and officer of UniCredit Bank AG are set forth below. The business address of each person listed below is Kardinal-Faulhaber-Straße 1, 80333 Munich, Germany. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation	Citizenship
Membership of the Supervisory Board
Federico Ghizzoni	Chairman of the Supervisory Board, UniCredit Bank AG; Chief Executive Officer and member of the Executive Management Committee, UniCredit S.p.A.	Italian
Peter König	Deputy Chairman of the Supervisory Board, UniCredit Bank AG; Employee and Employee Representative, UniCredit Bank AG; Chairman of the Central Works Council	German
Dr. Wolfgang Sprissler	Deputy Chairman of the Supervisory Board, UniCredit Bank AG	German
Aldo Bulgarelli	Attorney and partner in law office NCTM	Italian
Beate Dura-Kempf	Employee and Employee Representative, UniCredit Bank AG (former Bayerische Hypo- und Vereinsbank AG)	German
Klaus Grünewald	Employee Representative, UniCredit Bank AG; Financial Services District Chairman, ver.di-Bavaria	German
Werner Habich	Employee and Employee Representative, UniCredit Bank AG (former Bayerische Hypo- und Vereinsbank AG)	German
Dr. Lothar Meyer	Former Chairman of the Management Board of ERGO Versicherungsgruppe AG	German
Marina Natale	Chief Financial Officer and member of the Executive Management Committee, UniCredit S.p.A.	Italian
Klaus-Peter Prinz	Employee, UniCredit Luxembourg S.A.; Employee Representative, UniCredit Bank AG	German
Jens-Uwe Wächter	Employee and Employee Representative, UniCredit Bank AG (former Bayerische Hypo- und Vereinsbank AG)	German
Dr. Susanne Weiss	Attorney and partner in law firm Weiss, Walter, Fischer-Zernin, Munich	German
Executive Management
Peter Buschbeck	Head of Family & SMEs Division, UniCredit Bank AG	German
Jurgen Danzmayr	Head of Private Banking, UniCredit Bank AG	Austrian
Lutz Diederichs	Head of Corporate & Investment Banking, UniCredit Bank AG	German
Peter Hofbauer	Chief Financial Officer, UniCredit Bank AG	Austrian
Heinz Laber	Head of Human Resources and Global Banking Services, UniCredit Bank AG	German
Andrea Varese	Chief Risk Officer, UniCredit Bank AG	Italian
Dr. Theodor Weimer	Board Spokesman, UniCredit Bank AG	German

EXECUTIVE OFFICERS AND DIRECTORS OF UNICREDIT S.P.A.

The name and citizenship of each director and officer of UniCredit S.p.A.are set forth below. The business address of each person listed below is Piazza Cordusio 2, 20123 Milan, Italy. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation	Citizenship
Membership of the Board of Directors
Giuseppe Vita	Chairman of the Board of Directors, UniCredit S.p.A.	Italy
Candido Fois	Deputy Vice Chairman of the Board of Directors, UniCredit S.p.A.	Italy
Vincenzo Calandra Buonaura	Vice Chairman of the Board of Directors, UniCredit S.p.A.	Italy
Luca Cordero di Montezemolo	Vice Chairman of the Board of Directors, UniCredit S.p.A.	Italy
Fabrizio Palenzona	Vice Chairman of the Board of Directors, UniCredit S.p.A.	Italy
Federico Ghizzoni	Chief Executive Officer, UniCredit S.p.A.	Italy
Mohamed Ali Al Fahim	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, Italian and German companies and institutions	Abu Dhabi
Manfred Bischoff	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, Italian and German companies	German
Henryka Bochniarz	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, companies and institutions	Poland
Alessandro Caltagirone	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, companies and institutions	Italy
Francesco Giacomin	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, companies and institutions	Italy
Helga Jung	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, Allianz SE, Allianz Seguros and Allianz Portugal S.A.	Germany
Friedrich Kadrnoska	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, companies and institutions	Austria
Marianna Li Calzi	Member of UniCredit S.p.A. Board of Directors; Member of Commissione per il Futuro di Roma Capitale; Member of the Board of Directors of Civita Sicilia srl	Italy
Luigi Maramotti	Member of UniCredit S.p.A. Board of Directors and Chairman of the Board of Directors of Max Mara S.r.l.	Italy
Antonio Maria Marocco	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, Italian companies	Italy
Lucrezia Reichlin	Member of UniCredit S.p.A. Board of Directors and Professor at London Business School	Italy
Lorenzo Sassoli de Bianchi	Member of UniCredit S.p.A. Board of Directors and Chairman of the Board of Valsoia S.p.A.	France
Anthony Wyand	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, companies and institutions	United Kingdom
Executive Management
Federico Ghizzoni	Chief Executive Officer, UniCredit S.p.A., and Chairman of the Supervisory Board, UniCredit Bank AG	Italy
Roberto Nicastro	General Manager, UniCredit S.p.A.	Italy
Paolo Fiorentino	Chief Operating Officer, UniCredit S.p.A.	Italy
Jean Pierre Mustier	Head of CIB Division, UniCredit S.p.A.	France
Nadine Faruque	General Counsel & Group Compliance Officer, UniCredit S.p.A.	Switzerland
Alessandro Maria Decio	Chief Risk Officer, UniCredit S.p.A.	Italy
Marina Natale	Chief Financial Officer, UniCredit S.p.A.	Italy
Paolo Cornetta	Group Head of Human Resources, UniCredit S.p.A.	Italy

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EXHIBIT 99.3

Extract of UniCredit Bank AG Commercial Register

Commercial Register, Part B, of the Munich Local Court
No. of company:                                                      HRB 42148

a) Corporate name b) Principal place of busi-ness, business address in Germany, authorized recipient, branches, c) Object of the company	. . . .
a) General ruling on representation
b) Board of Management, administrative organ, managing directors, personally liable partners, general managers, authorized representatives and special powers of attorney
			Holders of procuration (Prokurists1)	. . . .	a) Entry date b) Notes
. . . .	. . . .	. . . .	. . . .	. . . .	. . . .

a) UniCredit Bank AG
b) Branches entered in the same corporate name with the addition “Filiale” : Business address changed: Filiale Landshut, 84028 Landshut, Business address: Neustadt 515, 84028 Landshut
	. . . .	a) The company is represented either by two members of the Board of Management or jointly by a member of the Board of Management and a Prokurist.	Prokura held jointly with a member of the Board of Management or another Prokurist: . . . . Dr. Fischer, Jochen, Haar, born 8 May, 1967 . . . .	. . . .	a) Feb. 3, 2012 Dorfmeister
. . . .	. . . .	. . . .	. . . .	. . . .	. . . .

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